Mail Stop 6010

August 21, 2007

James J. Maguire, Jr.
Chief Executive Officer
Philadelphia Consolidated Holding Corp.
One Bala Plaza Suite 100
Bala Cynwyd, PA 19004

> **Re: Philadelphia Consolidated Holding Corp.**
> **Definitive Proxy Statement**
> **Filed April 4, 2007**
> **File No. 000-22280**

Dear Mr. Maguire:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1.   We note the disclosure in the last paragraph of page 17. As required by
        Item 407(e)(5) of Regulation S-K, please include this disclosure under the caption
        "Compensation Committee Report."

Related Party Transactions, page 7

2.   Please provide the disclosures required by Item 404(b) of Regulation S-K,
        including your policies and procedures for the review, approval, or ratification of
        any transaction required to be reported under paragraph (a) of Item 404 of
        Regulation S-K.

Compensation Discussion and Analysis, page 11

3.   We note that you have agreed to pay James J. Maguire a base compensation of
        $1.0 million per year, which is a significantly higher salary than for the other
        named executive officers, but that in 2006 he received no other forms of
        compensation. Please expand your disclosure to discuss and analyze why
        Mr. Maguire's compensation package is different from the other named executive
        officers and how those differences fit into your overall compensation policies and
        objectives. Refer to Section II.B.1 of Commission Release No. 33-8732A.

4.   You disclose that James J. McGuire, Jr. realized $12,225,183 upon the exercise of
        stock options in 2006. Please include discussion and analysis addressing the
        impact these realized amounts had or will have on compensation policies or
        specific awards relating to these individuals, including how these types of gains
        will be considered in setting future retirement benefits. To the extent amounts
        realized from prior compensation are not considered when setting future
        compensation, please so disclose. Refer to Item 402(b)(2)(x) of Regulation S-K.

Compensation Philosophy and Objectives, page 11

5.   You disclose that you "tie a significant portion of the NEOs' compensation to the
        achievement of both short term and long term financial objectives" and that the
        Compensation Committee designed a significant portion of the compensation
        program to be related to stock performance and "other financial metrics." We see
        that with respect to your discussion of the granting of annual incentive
        compensation you have discussed the yearly earnings per share targets to be
        achieved, but your Compensation Discussion and Analysis does not provide
        discussion and analysis of any "long term financial objectives" or "other financial
        metrics" that you take into account in setting compensation policies and making
        compensation decisions. Please disclose the specific quantitative and qualitative

aspects of the objectives and metrics used to determine the form and amounts of incentive compensation and indicate how your incentive awards are specifically structured to achieve such objectives and metrics. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Compensation Program, page 13

6.   You disclose that the Compensation Committee used a summary "tally sheet" of all components of NEO compensation in reviewing all NEO compensation. Please include discussion and analysis addressing the extent to which the information in the tally sheet comprised information in addition to or different from the information presented in your summary compensation table and how and why the Compensation Committee found the tally sheet useful in determining the various elements of compensation for the NEOs. The Committee's analysis of the tally sheets and how it resulted in specific awards should be described in complete detail.

Annual Incentive Compensation, page 14

7.   Although you provide a description of how company performance affects annual bonuses, we note minimal analysis of the effect individual performance has on compensation awards despite disclosure that indicates compensation-related decisions are made in connection with individualized goals. Please expand your disclosure to provide additional discussion and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. Please also expand your disclosure to include a description of the factors the Committee considered in establishing personal objectives for Mr. James J. McGuire. See Item 402(b)(2)(vii) of Regulation S-K.

Long Term Equity Incentive Compensation, page 15

8.   You disclose that before 2006 you typically awarded long term compensation awards to your named executive officers in the form of stock options, but that in 2006 you granted such awards in the form of stock appreciation rights. Please discuss and analyze the reasons for making this change in the form of compensation, including a description of any tax or accounting implications that factored into this decision.

9.   Please discuss how the Compensation Committee determined the amount of stock appreciation rights to award in 2006 and the specific items of corporate or individual performance that were taken into account when determining the amount and timing of these awards.

Potential Payments Upon Termination or Change in Control, page 25

10.   Please aggregate the amounts payable for each situation that would generate a payout.

Cash Compensation, page 26

11.   We note that the base salaries were increased for 2007. In an appropriate location, please discuss the factors considered by the Compensation Committee for any material changes in compensation. Refer to Item 402(b)(2)(ix) and Instruction 2 to Item 402(b) of Regulation S-K.

Employment Agreements of the NEOs, page 27

12.   You disclose in the last paragraph on page 28 that the employment agreements with the NEOs contain varying periods of time, ranging from 24 months to 48 months, to use with respect to calculating termination payments. Please discuss and analyze how these periods were negotiated and how and why the specified periods were agreed to by the company and why the periods vary among the officers. Refer to Item 402(b)(1)(v) of Regulation S-K.

13.   The descriptions of the employment agreements rely too heavily on the use of legalistic and boilerplate descriptions of many of the terms of the agreements. Please give appropriate consideration to concentrating this information into concise disclosure of the material concepts that underlie these agreements and present your disclosure in a fashion that is readily understandable and that fits reasonably within your overall compensation discussion. Refer to Section VI of Commission Release 33-8732.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney